UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           MEDICAL NUTRITION USA, INC.
                  ---------------------------------------------
                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    58461X107
                        -------------------------------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2003
                             ----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 30 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP No. 58461X107                                           Page 2 of 30 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR CAPITAL PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,773,332
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 9        Sole Dispositive Power
  Person                                    1,773,332
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,773,332

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            38.9%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. 58461X107                                           Page 3 of 30 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR ADVISORS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,773,332
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 9        Sole Dispositive Power
  Person                                    1,773,332
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,773,332

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            38.9%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 58461X107                                           Page 4 of 30 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MARK H. RACHESKY, M.D.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  PF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  2,573,432
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 9        Sole Dispositive Power
  Person                                    2,573,432
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,573,432

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            48.0%

14       Type of Reporting Person (See Instructions)

                  OO

                                                              Page 5 of 30 Pages

          This Statement on Schedule 13D relates to shares of Common Stock, no par value per share (the "Shares") of Medical Nutrition USA, Inc. (the "Issuer"). This Statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.   Security and Issuer

          This Statement relates to the Shares. The address of the principal executive office of the Issuer is 10 West Forest Avenue, Englewood, New Jersey 07631.

Item 2.   Identity and Background

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i)   MHR Capital Partners LP ("Capital Partners");

          (ii)  MHR Advisors LLC ("Advisors"); and

          (iii) Mark H. Rachesky, M.D. ("Dr. Rachesky")

          This Statement relates to the Shares held for the accounts of Capital Partners and Dr. Rachesky.

                              The Reporting Persons

          Capital Partners is a Delaware limited partnership. The principal business of Capital Partners is investment in securities.

          Advisors is a Delaware limited liability company and the general partner of Capital Partners. The principal business of Advisors is to provide management and advisory services to Capital Partners. Current information concerning the identity and background of the directors and officers of Advisors is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          Dr. Rachesky is the managing member of Advisors. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

          Each Reporting Person's principal business address is 40 West 57th Street, 24th Floor, New York, New York 10019.

          During the past five years, none of the Reporting Person and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          Capital Partners expended $665,000 of its working capital to purchase the securities pursuant to the MHR Loan Agreement (as defined herein) as set forth in Item 6 herein. Dr.

                                                              Page 6 of 30 Pages

Rachesky expended $300,000 of his personal funds to purchase the securities pursuant to the Rachesky Loan Agreement (as defined herein) as set forth in Item 6 herein.

          The securities held for the accounts of Capital Partners and Dr. Rachesky may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction

          All of the Shares reported herein as having been acquired for or disposed of from the accounts of Capital Partners and Dr. Rachesky were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to this Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

          Mr. Mark Rosenberg is an investment professional at Capital Partners and serves as a director of the Issuer. As a director of the Issuer, Mr. Rosenberg may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer

          The information set forth in Item 6 herein is hereby incorporated by reference into this Item 5.

          Based   upon   information   provided   by  the  Issuer  in  its  most
recently-filed quarterly report on Form 10-QSB, there were 2,783,759 Shares outstanding as of June 4, 2004.

          (a) (i) Capital Partners and Advisors may be deemed the beneficial owner of 1,773,332 Shares (approximately 38.9% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for the account of Capital Partners). This number consists of A) 886,666 Shares issuable upon the conversion of the MHR Promissory Note (as defined herein) held for the account of Capital Partners and B) 886,666 Shares issuable upon the exercise of a warrant to purchase 886,666 Shares held for the account of Capital Partners.

               (ii) Dr. Rachesky may be deemed the beneficial owner of 2,573,432 Shares (approximately 48.0% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for the account of Capital Partners and Dr. Rachesky). This number consists of A) 886,666 Shares issuable upon the conversion of the MHR Promissory Note held for the account of Capital Partners, B) 886,666 Shares issuable upon the exercise of a warrant to purchase 886,666 Shares held for the account of Capital Partners, C) 400,000 Shares

                                                              Page 7 of 30 Pages

issuable upon the conversion of the Rachesky Promissory Note (as defined herein) held for his account, D) 400,000 Shares issuable upon the exercise of a warrant held for his account and E) 100 Shares held for his account.

          (b) (i) Capital Partners and Advisors may be deemed to have the sole power to direct the voting and disposition of the 1,773,332 Shares which may be deemed to be beneficially owned by Capital Partners and Advisors as described above.

               (ii) Dr. Rachesky may be deemed to have the sole power to direct the voting and disposition of the 2,573,432 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

          (c) Except for the transactions described in Item 6 herein, there have been no transactions with respect to the Shares since July 10, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) The partners of Capital Partners, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners in accordance with their partnership interests in Capital Partners.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Loan Agreement; Convertible Promissory Note and Warrant:  Capital Partners
--------------------------------------------------------------------------

     On July 31, 2003, the Issuer entered into a Loan Agreement (the "MHR Loan Agreement") with Capital Partners (a copy of the form of the MHR Loan Agreement is incorporated by reference hereto as Exhibit B and is incorporated herein by reference in response to this Item 6). Pursuant to the terms of the MHR Loan Agreement, Capital Partners lent $665,000 (the "MHR Principal Amount") to the Issuer. In return, Capital Partners received a convertible promissory note (the "MHR Promissory Note") (a copy of the form of the MHR Promissory Note is incorporated by reference hereto as Exhibit C and is incorporated herein by reference in response to this Item 6) in the amount of the MHR Principal Amount. The MHR Promissory Note provides for the repayment of the MHR Principal Amount plus simple interest at the rate of eight percent (8%) per annum, and is payable in full on the third anniversary of the date of the MHR Loan Agreement. Capital Partners also has the right to convert the MHR Promissory Note at any time prior to its date of maturity into Shares at a conversion price per share equal to seventy-five cents ($0.75), subject to certain adjustments. Finally, the MHR Loan Agreements also provides for the grant of a warrant (the "MHR Warrant") to Capital Partners to purchase 866,666 Shares at a price per share equal to seventy-five cents ($0.75), subject to certain adjustments (a copy of the form of the MHR Warrant is incorporated herein by reference hereto as Exhibit D and is incorporated herein by reference in response to this Item 6).

     The foregoing descriptions of the MHR Loan Agreement, the MHR Promissory Note and the MHR Warrant do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference in response to this Item 6.

                                                              Page 8 of 30 Pages

Loan Agreement; Convertible Promissory Note and Warrant: Dr. Rachesky
---------------------------------------------------------------------

          On July 31, 2003, the Issuer entered into a Loan Agreement (the "MHR Loan Agreement") with Dr. Rachesky (a copy of the form of the Rachesky Loan Agreement is incorporated by reference hereto as Exhibit E and is incorporated herein by reference in response to this Item 6). Pursuant to the terms of the Rachesky Loan Agreement, Dr. Rachesky lent $300,000 (the "Rachesky Principal Amount") to the Issuer. In return, Dr. Rachesky received a convertible promissory note (the "Rachesky Promissory Note") (a copy of the form of the Rachesky Promissory Note is incorporated by reference hereto as Exhibit F and is incorporated herein by reference in response to this Item 6) in the amount of the Rachesky Principal Amount. The Rachesky Promissory Note provides for the repayment of the Rachesky Principal Amount plus simple interest at the rate of eight percent (8%) per annum, and is payable in full on the third anniversary of the date of the Rachesky Loan Agreement. Dr. Rachesky also has the right to convert the Rachesky Promissory Note at any time prior to its date of maturity into Shares at a conversion price per share equal to seventy-five cents ($0.75), subject to certain adjustments. Finally, the Rachesky Loan Agreements also provides for the grant of a warrant (the "Rachesky Warrant") to Dr. Rachesky to purchase 400,000 Shares at a price per share equal to seventy-five cents
($0.75), subject to certain adjustments (a copy of the form of the Rachesky Warrant is incorporated herein by reference hereto as Exhibit G and is incorporated herein by reference in response to this Item 6).

          The foregoing descriptions of the Rachesky Loan Agreement, the Rachesky Promissory Note and the Rachesky Warrant do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference in response to this Item 6.

          From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

          Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

          The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 30 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 8, 2004             MHR CAPITAL PARTNERS LP

                                     By:  MHR Advisors LLC,
                                          its General Partner

                                     By:  /s/ Hal Goldstein
                                          -------------------------
                                          Hal Goldstein,
                                          Vice President


                                     MHR ADVISORS LLC

                                     By:  /s/ Hal Goldstein
                                          -------------------------
                                          Hal Goldstein
                                          Vice President

                                     MARK H. RACHESKY, M.D.


                                     By:  /s/ Mark H. Rachesky, M.D.
                                          -------------------------

                                                             Page 10 of 30 Pages
                                     ANNEX A

                   Directors and Officers of MHR Advisors LLC


Name/Citizenship        Principal Occupation     Business Address
----------------        --------------------     ----------------

Mark H. Rachesky, M.D.  Managing Member          40 West 57th Street, 24th Floor
(United States)         and Principal            New York, N.Y. 10019


Hal Goldstein           Vice President           40 West 57th Street, 24th Floor
(United States)         and Principal            New York, N.Y. 10019


          Except as otherwise set forth herein, to the best of the Reporting Persons' knowledge:

               (a) With the exception of 26,666 Shares held for the account of Mr. Goldstein consisting of 13,333 issuable upon the conversion of certain convertible notes held for his account and 13,333 issuable upon the exercise of certain warrants held for his account, none of the above persons hold any Shares.

               (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. Item 6 is incorporated herein by reference.

                                                             Page 11 of 30 Pages

                                  EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     -------

A.        Joint Filing  Agreement,  dated as of September 8,
          2004,  by and among MHR Capital  Partners  LP, MHR
          Advisors LLC and Mark H. Rachesky, M.D.............                 12

B.        Loan Agreement,  dated as of July 31, 2003, by and
          between  Medical   Nutrition  USA,  Inc.  and  MHR
          Capital Partners LP................................                 13

C.        Form of Convertible Promissory Note dated July 31,
          2003  between  the  Issuer and  certain  investors
          (including MHR Capital Partners LP) /1/

D.        Form of Common Stock  Purchase  Warrant dated July
          31, 2003 between the Issuer and certain  investors
          (including MHR Capital Partners LP) /2/

E.        Loan Agreement,  dated as of July 31, 2003, by and
          between  Medical  Nutrition  USA, Inc. and Mark H.
          Rachesky, M.D......................................                 22

F.        Form of Convertible Promissory Note dated July 31,
          2003  between  the  Issuer and  certain  investors
          (including Mark H. Rachesky, M.D.) /1/

G.        Form of Common Stock  Purchase  Warrant dated July
          31, 2003 between the Issuer and certain  investors
          (including MHR Capital Partners LP) /2/




--------------------------------------

/1/ Filed on September 11, 2003 as Exhibit 4.7 to the Issuer's quarterly report on Form 10-Q for the quarterly period ended July 31, 2003 (Commission File Number 0-18349).

/2/ Filed on September 11, 2003 as Exhibit 4.6 to the Issuer's quarterly report on Form 10-Q for the quarterly period ended July 31, 2003 (Commission File Number 0-18349).